As filed with the Securities and Exchange Commission on September 29, 2025

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 13e-4)

TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

PGIM Private Real Estate Fund, Inc.

(Name of Issuer)

PGIM Private Real Estate Fund, Inc.

(Name of Person(s) Filing Statement)

Class I, Class D, Class S and Class T Shares of Common Stock, Par Value $0.001 per Share

(Title of Class of Securities)

69419Y105, 69419Y204, 69419Y303, 69419Y402

(CUSIP Number of class of securities)

Claudia DiGiacomo, Esq.

PGIM Investments LLC

655 Broad Street

Newark, New Jersey 07102

973-802-5032

(Name, Address and Telephone No. of Person Authorized to

Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

With a copy to:
Benjamin C. Wells, Esq.	Ryan P. Brizek, Esq.
Jacqueline Edwards, Esq.	Simpson Thacher & Bartlett LLP
Simpson Thacher & Bartlett LLP	900 G Street, N.W.
425 Lexington Avenue	Washington, D.C. 20001
New York, NY 10017

□Check the box if the filing relates solely to preliminary communications made before commencement of a tender offer. Check the appropriate boxes below to designate any transactions to which the statement relates:

□third-party tender offer subject to Rule 14d-1.

☒issuer tender offer subject to Rule 13e-4.

□going-private transaction subject to Rule 13e-3.

□amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

□Rule 13e–4(i) (Cross-Border Issuer Tender Offer)

□Rule 14d–1(d) (Cross-Border Third-Party Tender Offer)

Item 1. Summary Term Sheet.

Reference is made to the Summary Term Sheet of the Offer to Purchase (as defined below) that is attached hereto as Exhibit (a)(1)(ii) and is hereby incorporated by reference.

Item 2. Subject Company Information.

(a)The name of the issuer is PGIM Private Real Estate Fund, Inc. (the “Fund”). The Fund is a non-diversified, closed-end management investment company registered under the Investment Company Act of 1940, as amended (the “1940 Act”). It is organized as a Maryland corporation. The principal executive office of the Fund is located at 655 Broad

Street, Newark, NJ 07102 and the telephone number is (844) 753-6354.

(b)The title of the securities that are the subject of the offer to purchase and the related Letter of Transmittal (“Offer to Purchase” and the tender offer made thereby, the “Offer”) are Class I shares of common stock (the “Class I Shares”), Class D shares of common stock (the “Class D Shares”), Class S shares of common stock (the “Class S Shares”) and Class T shares of common stock (the “Class T Shares” and, together with the Class I Shares, Class D Shares and Class S Shares, the “Shares”) or portions thereof. As of the close of business on August 25, 2025, there were 9,146,979 Shares outstanding. Subject to the conditions set forth in the Offer to Purchase, the Fund will purchase up to 457,349

Shares that are tendered by holders of the Fund’s Shares (“Stockholders”) and not withdrawn as described in the Offer to Purchase (the “Offer Amount”). The Shares subject to the Offer represent approximately 5% of the Fund’s Shares outstanding as of August 25, 2025.

(c)Shares are not traded in any market.

Item 3. Identity and Background of Filing Person.

(a)The filing person and subject company to which this Schedule TO relates is PGIM Private Real Estate Fund, Inc. The information required by this Item is set forth in Item 2(a) above. PGIM Investments LLC (the “Manager” or “PGIM Investments”) serves as the investment manager for the Fund. The Manager is located at 655 Broad Street, Newark, NJ 07102-4410 and its telephone number is 1-888-778-5471. The names of the Directors and executive officers of the

Fund are as set forth in Section 8 “Certain Information About the Fund” of the Offer to Purchase, which is incorporated herein by reference. The Directors and the executive officers of the Fund may be reached at the Fund’s business address and phone number set forth in Item 2(a) above.

(b)-(c)           Not applicable.

Item 4. Terms of the Transaction.

(a)(1)            Reference is made to the Cover Page, Summary Term Sheet, Section 1 “Background and Purpose of the Offer,” Section 2 “Offer to Purchase and Price,” Section 3 “Amount of Tender,” Section 4 “Procedure for Tenders,” Section 5 “Withdrawal Rights,” Section 6 “Purchases and Payment,” Section 7 “Certain Conditions of the Offer,” and Section 10 “Certain Federal Income Tax Consequences” of the Offer to Purchase, which set forth the material terms of the transaction and are incorporated herein by reference.

(a)(2)            Not applicable.

(b)Any Shares to be purchased from any officer, Director or affiliate of the Fund will be on the same terms and conditions as any other purchase of Shares. To the Fund’s knowledge, none of the officers, Directors, or affiliates of the Fund intends to tender Shares in the Offer.

Item 5. Past Contracts, Transactions, Negotiations and Agreements With Respect to the Issuer’s Securities.

(a)-(d)           Not applicable.

(e)The Fund’s Prospectus dated April 30, 2025, as amended and/or supplemented from time to time (the “Prospectus”), provides that the Board has the discretion to determine whether the Fund will purchase Shares from Stockholders from time to time pursuant to written tenders. The Manager expects that it will recommend to the Board that the Fund purchase Shares from Stockholders quarterly. However, the Fund is not required to conduct tender offers. The Fund does not know of any other contract, agreement, arrangement, or understanding, whether contingent or otherwise or whether or not legally enforceable, between the (i) Fund, any of the Fund’s executive officers or Directors, any person controlling the Fund, or any executive officer or director of any corporation ultimately in control of the Fund and (ii) any other person with respect to any securities of the Fund (including any contract, agreement, arrangement, or understanding concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss, or the giving or withholding of proxies, consents or authorizations).

Item 6. Purposes Of This Tender Offer And Plans Or Proposals.

(a)-(b)          Reference is made to Section 1 “Background and Purpose of the Offer” of the Offer to Purchase, which is incorporated herein by reference.

(c)Reference is made to Section 8 “Certain Information About the Fund” of the Offer to Purchase, which is incorporated herein by reference. Because Shares are not traded in any market, subsections (6), (7), and (8) of Regulation M-A Item 1006(c) are not applicable to the Fund.

Item 7. Source and Amount of Funds or Other Consideration.

(a)-(b)           Reference is made to Section 6 “Purchases and Payment” of the Offer to Purchase, which is incorporated herein by reference.

(c)Not applicable.

(d)None of the Fund, the Manager or the Board or any person controlling the Fund, the Manager or the Board has determined at this time to borrow funds to purchase Shares tendered in connection with the Offer. Depending on the dollar amount of Shares tendered and prevailing general economic and market conditions, the Fund, in its sole discretion, may decide to seek to borrow money to fund all or a portion of the purchase amount for Shares, subject to compliance with applicable law. The Fund expects that the repayment of any amounts borrowed will be financed from additional funds contributed to the Fund by existing or new Stockholders.

Item 8. Interest in Securities of the Subject Company.

(a)-(b)           Reference is made to Section 8 “Certain Information About the Fund” of the Offer to Purchase, which is incorporated herein by reference.

Item 9. Persons/Assets Retained, Employed, Compensated or Used.

(a)No persons have been employed, retained, or are to be compensated by the Fund to make solicitations or recommendations in connection with the Offer to Purchase.

Item 10. Financial Statements.

(a)Not applicable.

(b)Not applicable.

Item 11. Additional Information.

(a)(1) None.

(2)None.

(3)Not applicable.

(4)None.

(5)None.

(c)The Offer to Purchase, attached hereto as Exhibit (a)(1)(ii), is incorporated herein by reference in its entirety.

Item 12. Exhibits.

(a)(1)            (i) Cover Letter to Offer to Purchase and Letter of Transmittal.

(ii)Offer to Purchase.

(iii)Form of Letter of Transmittal.

(iv)Form of Notice of Withdrawal of Tender.

(a)(2)-(4)      Not applicable.

(b)Not applicable.

(d)Not applicable.

(g)Not applicable.

(h)Not applicable.

(i)Filing Fee Exhibit.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PGIM PRIVATE REAL ESTATE FUND, INC.

By:	/s/ George Hoyt
Name:	George Hoyt
Title:	Assistant Secretary

Dated: September 29, 2025

EXHIBIT INDEX
Exhibit
(a)(1)(i)	Cover Letter to Offer to Purchase and Letter of Transmittal.
(a)(1)(ii)	Offer to Purchase.
(a)(1)(iii)	Form of Letter of Transmittal.
(a)(1)(iv)	Form of Notice of Withdrawal of Tender
(i)	Filing Fee Exhibit.